Exhibit 99.2

ALEXCO RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

Suite 1225, 555 Burrard Street, Vancouver, BC V7X 1M9 ׀ Phone: 604-633-4888 Fax: 604-633-4887

www.alexcoresource.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

TABLE OF CONTENTS

1. FIRST QUARTER 2022 HIGHLIGHTS	3
2. OVERVIEW OF THE BUSINESS	5
3. BUSINESS DEVELOPMENTS	5
4. RESULTS OF OPERATIONS	6
5. OUTLOOK AND STRATEGY	7
6. FINANCIAL RESULTS	8
7. LIQUIDITY RISK, CASH FLOWS AND CAPITAL RESOURCES	9
8. EMBEDDED DERIVATIVE ASSET AND FINANCIAL INSTRUMENTS	12
9. KEY MANAGEMENT COMPENSATION	13
10. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS	13
11. NON-GAAP MEASURES	14
12. DISCLOSURE CONTROLS AND PROCEDURES	14
13. RISK FACTORS	15
14. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	15
15. SUMMARY OF MINERAL RESERVE AND RESOURCE ESTIMATES	17
16. TECHNICAL DISCLOSURE CAUTIONARY NOTE TO U.S. INVESTORS - INFORMATION CONCERNING PREPARATION OF RESOURCE ESTIMATES	19

Alexco Resource Corp. ׀ Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated May 12, 2022 and provides an analysis of Alexco’s unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2022 (“Q1 2022”) compared to the three month period ended March 31, 2021 (“Q1 2021”). This MD&A will also refer to certain periods including the three months ended December 31, 2021 (“Q4 2021”) and the year ended December 31, 2021 (“FY 2021”).

The following information should be read in conjunction with the Corporation’s March 31, 2022 unaudited interim condensed consolidated financial statements with accompanying notes, which have been prepared in accordance with IAS 34 Interim Financial Reporting, and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the fiscal year ended December 31, 2021, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The interim financial statements follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com and Edgar website at www.sec.gov.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, while that regarding mine development, operations and mineral resources has been reviewed and approved by Sebastien D. Tolgyesi, P.Eng., P.Geo., Keno Hill Operations Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

1. FIRST QUARTER 2022 HIGHLIGHTS

Corporate

•	The Corporation reported revenues of $2,796,000 for Q1 2022 compared to $3,813,000 for Q1 2021. Mining operations revenue, net of streaming payments related to the Wheaton Precious Metals Corp. (“Wheaton”) silver purchase agreement (“SPA”), in Q1 2022 was $2,052,000 and was derived from concentrate sales from ore sourced from the Bermingham and Flame & Moth mines. In Q1 2022, the Corporation also recognized reclamation management revenue of $744,000.

•	The Corporation reported a net loss of $11,316,000 for Q1 2022 which was primarily attributable to a fair value loss on the embedded derivative asset related to the Wheaton SPA of $5,612,000 and a gross loss from mining operations of $3,222,000. Net income of $4,159,000 for Q1 2021 was primarily from a fair value gain on the embedded derivative asset related to the Wheaton SPA of $3,009,000 and a $4,500,000 gain on sale of its net smelter return (“NSR”) royalty in Golden Predator Exploration Ltd.’s (“Golden Predator”) Brewery Creek Project.

•	The Corporation reported an adjusted net loss of $5,704,000 for Q1 2022 compared to adjusted net income of $1,150,000 for Q1 2021. Adjusted net loss and adjusted net income excludes the amounts recorded with respect to the fair value adjustment on the embedded derivative asset related to the Wheaton SPA (see “Non-GAAP Measures”).

•	The Corporation reported an operating loss of $6,251,000 for Q1 2022 compared to $3,054,000 for Q1 2021. The operating loss for Q1 2022 was related to an increased gross loss from mining operations, primarily attributable to significantly reduced productivity due to a rise in COVID-19 cases at Keno Hill (requiring employee and contractor isolation) as well as reduced equipment availability primarily related to maintenance supply chain delays. The operating loss for Q1 2022 included a gross loss from mining operations of $3,222,000, a write-down of inventories to net realizable value of $1,308,000, and corporate general and administrative expenses of $1,799,000, which includes non-cash costs related to share-based compensation and amortization and depreciation expenses.

•	The Corporation’s cash and cash equivalents as at March 31, 2022 totaled $5,637,000 compared to $9,933,000 as at December 31, 2021, while net working capital totaled ($7,072,000) compared to $1,389,000 as at December 31, 2021 (see “Non-GAAP Measures”). The Corporation’s restricted cash and deposits as at March 31, 2022 and December 31, 2021 totaled $2,990,000. As of the date of this MD&A, the Corporation’s cash balance is approximately $23,000,000 which is inclusive of the proceeds of financing activities as outlined in the subsequent events discussion below.
Alexco Resource Corp. ׀ Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

•	On September 23, 2021 and subsequently on January 18, 2022, the Corporation and its offtaker amended the existing offtake agreement to allow for an unsecured revolving credit facility (the “Facility”) for up to US$10,000,000. In March 2022, the Corporation received a prepayment of US$5,000,000. Subsequent to period-end, the Corporation received a further prepayment of US$5,000,000.

Mine Operations and Exploration

•	Ramp-up of mining and milling operations continued in Q1 2022 but at a slower rate due to several factors including reduced workforce availability due to a rise in COVID-19 cases at Keno Hill and reduced equipment availability primarily related to supply chain delays for critical parts and components for underground equipment. Q1 2022 site operations include:

•	At the Bermingham mine, longhole stoping of ore continued at the 1150 level. In Q1 2022, 4,575 ore tonnes were mined from the Bermingham mine of which 1,666 ore tonnes were mined in March.

•	At the Flame & Moth mine, the primary ramp reached the first two ore access levels with initial cut and fill ore production achieved in January 2022. In Q1 2022, 3,517 ore tonnes were mined from the Flame & Moth mine of which 1,972 ore tonnes were mined in March. In addition, in Q1 2022 a primary ventilation and secondary escape raise was completed to surface, and installation of ladders and services began as scheduled. This raise will be fully operational in the second quarter of 2022 (“Q2 2022”) allowing for expanded activity underground as scheduled.

•	The Keno District mill operated on a reduced schedule in Q1 2022. Additional optimization and metallurgical adjustments to the mill were made in anticipation of mill ore feed transitioning to a blend of ore between the Bermingham and Flame & Moth mines in Q1 2022. Increased ore dilution was experienced at both mines in Q1 2022, due to local overbreak in longhole activity at the Bermingham mine and increased must-take waste in peripheral ore in the 815 and 835 levels at the Flame & Moth mine. In both cases improvement and return to higher grades and more normal dilution ratios is expected in Q2 2022.

•	The Corporation capitalized expenditures for underground infrastructure including primary ramp access totaling $11,823,000 during Q1 2022.

•	The overall ramp-up plan at Keno Hill is running behind schedule. The Corporation notes that the COVID-19 workforce constraints experienced during Q1 2022 have significantly eased into Q2 2022, and steps have been taken, such as the stockpiling of critical supplies, to mitigate supply chain interruptions and restore equipment availability to more normal levels.

•	On January 18, 2022, the Corporation reported the expansion of the Bermingham Indicated Resource (see press release dated January 18, 2022, entitled “Alexco Reports 43% Expansion of Bermingham Indicated Resource to 47 Million Ounces of Silver at 939 Grams per Tonne; Remains Open”).

Other Activities

•	On January 27, 2022, the Corporation completed an equity financing and issued 2,129,685 flow-through shares with respect to “Canadian exploration expenses” (the “CEE Shares”) priced at $2.70 per CEE Share, and 1,480,740 flow-through shares with respect to “Canadian development expenses” (the “CDE Shares”) priced at $2.33 per CDE Share, for aggregate gross proceeds of $9,200,274.

Subsequent to Period-End

•	On April 13, 2022, the Corporation completed a non-brokered private placement offering of 7,473,495 common shares at a price of $1.75 per share, resulting in gross proceeds of $13,078,616.
•	On April 28, 2022, the Corporation received a further prepayment of US$5,000,000 under the Facility.
Alexco Resource Corp. ׀ Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

•	On April 29, 2022, the Corporation sold to Victoria Gold Corp. (“Victoria”) all of its rights, benefits and interests in and to the remaining option consideration payable to Alexco by Banyan Gold Corp. (“Banyan”) under the option agreement with Banyan in exchange for 447,142 shares of Victoria. On May 4, 2022, the Victoria shares were sold for net proceeds of $6,000,000 after selling costs and commissions.

2. OVERVIEW OF THE BUSINESS

The Corporation owns the majority and most prospective part of the historic Keno Hill Silver District (“Keno Hill” or the “District”), located in Canada's Yukon Territory. The Bellekeno silver mine, a high-grade silver operation, commenced commercial production at the beginning of 2011 and was Canada's only operating primary silver mine from 2011 to 2013, producing a total of 5.6 million (“M”) ounces (“oz”) of silver during the 2010 - 2013 period. In June 2020, the Corporation announced it was moving forward with final development of its mines at Keno Hill, including mining from the Bellekeno, Flame & Moth, and Bermingham deposits. Ore mining from the Bellekeno mine occurred between November 2020 and October 2021. Ore mining from the Bermingham mine commenced in August 2021. Ore mining from the Flame & Moth mine commenced January 2022.

Keno Hill lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the District including exploration, care and maintenance, historic District closure activities, and mine production.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Equities Exchange (under the symbol AXU).

3. BUSINESS DEVELOPMENTS

Updated Mineral Resource Estimate at Bermingham

On January 18, 2022, the Corporation reported the overall expansion Mineral Resource estimate for the Corporation’s Bermingham deposit, increasing the Bermingham Indicated Mineral Resource estimate from 33.0 million ounces (“Moz”) to 47.2 Moz of contained silver. The total Bermingham Indicated Mineral Resource estimate was expanded to 1,562,700 tonnes at an average grade of 939 g/t Ag, 2.6% lead (“Pb”), and 1.7% zinc (“Zn”) and the Inferred Mineral Resource estimate, , was expanded to 843,400 tonnes at an average grade of 735 g/t Ag, 2.0% Pb, and 1.3% Zn.

COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The impacts on global commerce have been far-reaching. There is significant ongoing uncertainty surrounding COVID-19 cases at Keno Hill, workplace and travel restrictions, supply chain interruptions, and the recruitment of underground miners and maintenance technicians. In December 2021 and the start of 2022, the Corporation experienced a rise in COVID-19 cases at Keno Hill. The Corporation’s COVID-19 response required mandatory self-isolation for affected employees and contractors as dictated by government health protocols, which resulted in reduced workforce availability, significantly reduced production and slower development advancement at the start of 2022. While COVID-19 cases at Keno Hill have since substantially declined, the Corporation notes that COVID-19 pandemic risk remains a risk to continued ramp-up and production activities at Keno Hill.

Alexco Resource Corp. ׀ Page 5

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

4. RESULTS OF OPERATIONS

Key operational metrics for the periods is summarized as follows:

	Q1 2022	Q1 2021

Ore tonnes mined	8,092	4,427
Ore tonnes milled	7,609	3,850
Mill throughput (tonnes per operating day)[1]	317	107
Ore tonnes stockpiled	1,849	5,067
Underground development meters	81	172

Head grade
Silver (g/t)	357	985
Lead	1.1%	11.9%
Zinc	2.4%	3.3%

Recoveries
Silver	93%	83%
Lead in lead concentrate	87%	85%
Zinc in zinc concentrate	63%	31%

Concentrate production and grades
Lead concentrate produced (tonnes)	227	539
Silver grade (g/t)	10,369	5,664
Lead grade	33%	72%
Zinc concentrate produced (tonnes)	247	105
Silver grade (g/t)	774	775
Zinc grade	47%	37%

Contained metal in concentrate produced
Silver (ounces)	81,725	100,984
Lead (pounds)	165,086	854,346
Zinc (pounds)	255,515	86,494

Sales volumes by payable metal[2]
Silver (ounces)	65,723	88,523
Lead (pounds)	124,576	719,178
Zinc (pounds)	132,109	60,247

Recognized metal prices[3]
Silver (per ounce)	US$23.90	US$26.48
Lead (per pound)	US$1.03	US$0.92
Zinc (per pound)	US$1.83	US$1.24

1.	Mill throughput (tonnes per operating day) is based on the number of days that the mill was operational during the period. The mill was operational for 24 days and 36 days during Q1 2022 and Q1 2021, respectively.
2.	Sales volumes by payable metal represents the volumes of each payable metal sold to the offtaker, and prior to the 25% of silver that is delivered to Wheaton under the Wheaton SPA. Silver is the only metal deliverable to Wheaton under the Wheaton SPA.
3.	Recognized metal prices represent average metal prices for concentrate sales revenue recognized over the period, weighted by dollar of concentrate sales revenue recognized.

During Q1 2022, the Corporation mined 8,092 tonnes of ore, of which 4,575 tonnes were attributable to the Bermingham mine and 3,517 tonnes were attributable to the Flame & Moth mine. Initial ore production from the Flame & Moth mine was achieved in January 2022 with 720 tonnes of development ore extracted during that month. Development ore grades from Flame and Moth were lower due to the extraction from the vertical and lateral extents of the initial 835 level. Underground ore mining at the Bermingham mine continued, with longhole stoping occurring at the 1150 level. Given the workforce and equipment availability issues previously highlighted, activities at the Bermingham mine were focused on ore extraction, and ramp development was temporarily reduced.

During Q1 2022, the Corporation milled 7,609 tonnes of ore. The mill has been operating on a modified rotation schedule to match ore production from the Bermingham and Flame & Moth mines. Several mill throughput campaigns have been completed and the mill reached a peak throughput of 22.5 dry metric tonnes (“dmt”) per hour over a sustained period, which is 25% higher than the 18 dmt per hour (equivalent to 400 tonnes per day) design capacity of the mill. Metallurgical performance of the Bermingham and Flame & Moth ore continues to be in line with expectations with expected variability associated with ore head grades. Silver concentrations in the Pb/Ag concentrate exceeded 10,000 g/t Ag in Q1 2022, which resulted in an increase of the contractual payable silver from the offtaker.

Alexco Resource Corp. ׀ Page 6

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

During Q1 2022, the Corporation produced 227 tonnes of Pb/Ag concentrate with an average grade of 10,369 g/t Ag and 247 tonnes of Zn/Ag concentrate with an average grade of 774 g/t Ag. During Q1 2022, silver recoveries averaged 93%, with 93% of recovered silver attributable to the Pb/Ag concentrate. The increase in concentrate silver grade in Q1 2022 is related to the metallurgical characteristics of the Bermingham and Flame & Moth ore, which generally has a higher silver to base metal ratio relative to the Bellekeno ore.

During Q1 2022, the Corporation produced 81,725 silver ounces with 56,530 silver ounces produced in March 2022.

Exploration

On January 18, 2022, the Corporation reported an updated and expanded Mineral Resource estimate for the Bermingham deposit, increasing the Indicated Mineral Resource estimate from 33.0 Moz to 47.2 Moz of contained silver at an average grade of 939 g/t Ag and increasing the Inferred Resource from 11.7 Moz to 19.9 Moz at and average grade of 735 g/t Ag.

ERDC

In parallel with mine operations, Alexco, through its subsidiary Elsa Reclamation & Development Company Ltd. (“ERDC”), continues to advance the reclamation project related to historic environmental disturbances in the District. In addition, as part of Alexco’s 2006 acquisition of the United Keno Hill Mines Limited and UKH Minerals Limited (“UKHM”) mineral rights in the District, ERDC is retained by the Canadian Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance for the historical environmental liabilities of the former UKHM mineral properties.

ERDC currently holds a Type B Water Use License (“WUL”) under the Yukon Waters Act which prescribes the conditions for compliance.  ERDC is responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $900,000, adjustable for material changes in scope.

5. OUTLOOK AND STRATEGY

2022 Production and Development at Keno Hill

Throughout the early parts of 2022, as previously disclosed, ramp-up activities at Keno Hill suffered from a number of factors, including supply chain interruptions and delays and reduced workforce availability, resulting in reduced availability of key underground equipment. In March we began to see an improvement in performance, which resulted in silver production for the month of March increasing to approximately 56,500 silver ounces. During April, mining operations saw continued improvement, particularly in terms of ramp development at the Bermingham mine and ore extraction on the 815 level at the Flame & Moth mine. While the current level of productivity remains below the Corporation’s ultimate targets, we are encouraged by the recent improvements in performance. In terms of providing a formal outlook for the balance of 2022, the Keno Hill operation needs an additional period of time to confirm improvement in supply chain efficiencies and mechanical availability of underground equipment, which is the primary driver for accelerated ramp up progress. The Corporation is evaluating a number of production and operating scenarios keying off supply line risk and availability of maintenance technicians as the basis for forecasting underground development rates with the objective of providing further clarity and confidence on reaching our targeted 400 tonne per day mill throughput. Therefore, while the Corporation had previously anticipated providing formal guidance for the balance of 2022 in this MD&A, we are deferring such guidance until such time when we can confidently guide the market.

Exploration

In May 2022, the Corporation intends to commence a 15,000 meter surface exploration drilling program primarily stepping out along favourable permissive structural and stratigraphic trends adjacent to and in the vicinity of the Bermingham deposit. This work will be focused to the west in the vicinity of the Coral Wigwam deposit, and to the northeast towards the Hector-Calumet deposit, as well as broader exploration drilling in other areas.

Alexco Resource Corp. ׀ Page 7

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

ERDC

ERDC currently holds a Type B Water Licence (QZ17-076) under the Waters Act to undertake Care and Maintenance activities, which expires in August 2022. In Q1 2021, ERDC entered an application for a renewal of Water Licence QZ17-076 to undertake the reclamation plan (the “UKHM Reclamation Plan”). The public comment phase on the Water Licence Application QZ21-012 was completed on March 25, 2022.  The Water Board is currently in the application review phase of their process.

Economic Climate

Ag, Pb, and Zn historically are the primary metals found within the District.

During Q1 2022, the average Ag price was US$23.94 per ounce and traded from a low of US$22.24 per ounce on January 7, 2022 to a high of US$26.17 per ounce on March 9, 2022, while Pb traded between US$1.00 to US$1.15 per pound and Zn traded between US$1.60 to US$1.90 per pound, and the average Canadian-US exchange rate was US$0.79 per CAD. As at the date of this MD&A, spot commodity prices are approximately US$21.00 per ounce for Ag, US$0.94 per pound for Pb and US$1.62 per pound for Zn and the Canadian-US exchange rate is approximately US$0.77 per CAD.

Consensus investment analyst forecasts over the next two years for Ag average approximately US$23.56 per ounce, while forecasts for Pb and Zn average approximately US$0.98 per pound and US$1.42 per pound, respectively. The Canadian-US exchange rate consensus forecast for the next two years is US$0.79 per CAD (see “Risk Factors” in Section 11 of the MD&A for the year ended December 31, 2021, including but not limited to “Potential Profitability of Mineral Properties Depends Upon Other Factors Beyond the Control of Alexco” and “General Economic Conditions May Adversely Affect Alexco’s Growth and Profitability” thereunder).

6. FINANCIAL RESULTS

Key financial metrics are summarized as follows:

(expressed in thousands of Canadian dollars, except per share amounts)
	Q1 2022	Q1 2021
Revenues - Mining operations	2,052	2,733
Revenues - Reclamation management	744	1,080
Operating Loss	(6,251)	(3,054)
Adjusted Income (Loss) Before Taxes[1]	(6,141)	1,365
Cash and cash equivalents	5,637	24,717
Net Working Capital[1]	(7,072)	19,397
Adjusted Net Income (Loss)[1]	(5,704)	1,150
Net Income (Loss)	(11,316)	4,159
Shareholders
Basic and diluted net income (loss) per common share	(0.07)	0.03
Adjusted basic and diluted net income (loss) per common share[1]	(0.04)	0.01
Total assets[2]	212,461	185,604
Total non-current liabilities	6,559	9,582
1.	See “Non-GAAP Measures”.
2.	Total assets increased primarily due to expenditures on mineral properties, plant and equipment.

The Corporation’s financial results for Q1 2022 were primarily driven by an operating loss and a loss on the embedded derivative asset related to the Wheaton SPA, while financial results for Q1 2021 were primarily driven by a gain on embedded derivative asset related to the Wheaton SPA and a gain on sale of its NSR royalty in Golden Predator’s Brewery Creek Project.

Alexco Resource Corp. ׀ Page 8

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

Selected financial information for the most recent eight quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

Period	Revenue	Gross Profit (Loss)	Net Income (Loss)	Basic Income (Loss) per Share	Diluted Income (Loss) per Share	Gain (Loss) on Embedded Derivative Asset	Expenditures Capitalized to Mineral Properties
Q2 2020	871	(24)	(12,229)	$(0.10)	$(0.10)	(11,579)	1,396
Q3 2020	795	(153)	(15,241)	$(0.11)	$(0.11)	(11,976)	4,817
Q4 2020	633	(284)	(15,817)	$(0.12)	$(0.12)	(6,270)	10,196
Q1 2021	3,813	(1,066)	4,159	$0.03	$0.03	3,009	9,537
Q2 2021	7,939	(467)	(2,748)	$(0.02)	$(0.02)	(200)	9,830
Q3 2021	6,483	(1,513)	4,511	$0.03	$0.03	8,743	8,795
Q4 2021	3,267	(5,400)	(9,069)	$(0.06)	$(0.06)	(2,093)	10,798
Q1 2022	2,796	(3,144)	(11,316)	$(0.07)	$(0.07)	(5,612)	11,957

1.	Sum of all the quarters may not add up to the yearly totals due to rounding.

Our financial results are primarily driven by concentrate production and Ag prices. Significant changes in these factors directly impact our revenue, gross profit (loss), and net income (loss). In addition, significant changes to model inputs for the embedded derivative asset (see “Embedded Derivative Asset and Financial Instruments”) can significantly impact net income (loss) and gain (loss) on embedded derivative asset. Throughout the 2020-2022 periods, as a result of the Corporation’s decision to re-start and advance Keno Hill to production, significant development activities have occurred affecting expenditures capitalized to mineral properties. During Q1 2020, the Corporation sold its former subsidiary business, Alexco Environmental Group (AEG) and 2020 results include results from continuing and discontinued operations.

General and Administrative Expenses

Corporate general and administrative expenses during Q1 2022 totaled $1,799,000 compared to $1,988,000 for Q1 2021. Both periods included non-cash costs in the amounts of $438,000 and $463,000 for Q1 2022 and Q1 2021, respectively, which relate to share-based compensation and amortization and depreciation expenses.

7. LIQUIDITY RISK, CASH FLOWS AND CAPITAL RESOURCES

Liquidity Risk

As at March 31, 2022, the Corporation had cash and cash equivalents, accounts and other receivables, inventories, prepaid expenses and other, and promissory note receivable of $14,627,000 to settle accounts payable and accrued liabilities, current lease liabilities, and revolving credit facility payable of $21,699,000. During the three month period ended March 31, 2022, net cash used in operating activities was $7,279,000 (2021 - $4,686,000). To date, the Corporation has not achieved positive cash flows from operations during ramp-up at Keno Hill, primarily due to supply chain interruptions and reduced workforce and equipment availability. Subsequent to March 31, 2022, the Corporation obtained the following additional capital resources:

•	On April 13, 2022, the Corporation completed a non-brokered private placement offering of common shares resulting in gross proceeds of $13,078,616;
•	On April 28, 2022, the Corporation received a further prepayment of US$5,000,000 under the unsecured revolving credit facility with its offtaker; and
•	On April 29, 2022, the Corporation sold to Victoria Gold Corp. all of its rights, benefits and interests in and to the remaining option consideration payable to Alexco by Banyan Gold Corp. under the option agreement with Banyan. On May 4, 2022, the Victoria shares were sold for net proceeds of $6,000,000 after selling costs and commissions.

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place. The Corporation maintains an internally generated cash flow forecast, which is based on its most recently published technical report and is updated based on actual performance and future expected performance at Keno Hill. Significant assumptions used in preparing the forecast include, but are not limited to, production volumes, development rates, operating costs, development costs, and commodity prices. Adverse changes to these assumptions could affect the Corporation’s available liquidity and its ability to meet its obligations associated with financial liabilities.

Alexco Resource Corp. ׀ Page 9

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

Although management believes that the Corporation's working capital at March 31, 2022, combined with the additional funding raised subsequent to period-end, provides sufficient liquidity to meet its ongoing obligations and support its operating requirements for a period of at least 12 months from March 31, 2022, if the Corporation is unable to achieve its 2022 production targets, then the Corporation may be required to obtain additional funding to continue development and ramp-up at the Keno Hill Silver District.

As noted elsewhere in this MD&A, the longer term continuation or increased COVID-19 related workplace and travel restrictions, supply chain interruptions, equipment availability and recruitment/retention of underground miners and maintenance technicians remain a risk to ramp-up and production activities at Keno Hill. Further, any unforeseen capital and development expenditures in excess of current plans, slower than forecasted development advance rates, and funding necessary to achieve the Corporation’s long-term objectives for the ongoing exploration and future development of its mineral properties may require the Corporation to raise additional funding in the future.

The Corporation’s main sources of funding have been from mining operations revenue and reclamation management revenue from ERDC, equity issuances, and Facility prepayments. All sources of financing reasonably available will be considered to fund future capital requirements should they arise, including but not limited to issuance of new capital, issuance of new debt, and the sale of assets in whole or in part, including mineral property interests or other property interests. There can be no assurance of profitable mining operations or continued access to financing in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

The Corporation’s activities expose it to a variety of financial risks: market risk (currency risk), credit risk, commodity risk and liquidity risk. Risk management is carried out by Management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in Note 21 of the Corporation’s consolidated financial statements for the year ended December 31, 2021.

The Corporation manages liquidity uncertainty by monitoring actual and projected cash flows on a regular basis to ensure the Corporation can service its contractual obligations and commitments such as flow through financing commitments. Factors that can impact the Corporation’s liquidity are monitored regularly and include operational levels, operating costs, capital costs and foreign exchange rates.

Cash Flows

(expressed in thousands of Canadian dollars)
	Q1 2022	Q1 2021

Cash used in operating activities	$(7,279)	$(4,686)
Cash used in investing activities	(10,783)	(6,941)
Cash from financing activities	13,766	12,602

	$(4,296)	$975

The majority of cash used in operating activities during Q1 2022 was expended on ramp up costs at the Bermingham and Flame & Moth mines and Keno Hill mill to advance the District to production, and on general and administrative expenses. The majority of cash used in investing activities during Q1 2022 was expended on mineral properties, plant and equipment. The majority of cash from financing activities during Q1 2022 was due to proceeds from an equity financing and a prepayment from the Corporation’s offtaker under the Facility.

Alexco Resource Corp. ׀ Page 10

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

Capital Resources

On April 8, 2022 the Corporation filed a short-form base shelf prospectus (the “Shelf”) with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which allows the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $100,000,000 during the 25-month period following April 8, 2022. As of the date of this MD&A, $nil has been applied against this Shelf.

On April 13, 2022, the Corporation completed a non-brokered private placement offering of 7,473,495 common shares at a price of $1.75 per share, raising gross proceeds of $13,078,616. The Corporation intends to use the net proceeds of the Offering for general corporate purposes, including to fund the continued ramp-up of mining operations at Keno Hill.

On January 27, 2022, the Corporation completed an equity financing and issued 2,129,685 flow-through shares with respect to “Canadian exploration expenses” priced at $2.70 per CEE Share, and 1,480,740 flow-through shares with respect to “Canadian development expenses” priced at $2.33 per CDE Share, for aggregate gross proceeds of $9,200,274. The proceeds from the CEE Shares will be used to fund the 2022 surface exploration drilling program and the proceeds from the CDE Shares will be used for underground development at the Flame & Moth and Bermingham mines in 2022.

(expressed in thousands of Canadian dollars)	Estimated Amount to be Expended	Approximate Amount Expended(1)
Use of Proceeds: Underwriters' fee in respect of January 2022 Offering	$460	$460
Costs of the January 2022 Offering	210	210
CEE Shares - 2022 surface exploration drilling program	5,355	209
CDE Shares - Flame & Moth and Bermingham mine underground development	3,175	3,175

	$9,200	$4,054
1.	Approximate amounts expended as of the date of this MD&A.

On September 23, 2021 and subsequently on January 18, 2022, the Corporation and its offtaker amended the existing offtake agreement to allow for an unsecured revolving credit facility for up to US$10,000,000. The Facility allows the Corporation to request prepayments, in US$1,000,000 increments, which are repaid in five monthly instalments against future deliveries of concentrate or in cash. The interest rate on drawn amounts is equal to three month LIBOR + 7.05%. The standby fee on undrawn amounts is 1.5% per annum, payable quarterly. In March 2022, the Corporation received a prepayment of US$5,000,000. In April 2022, the Corporation received a further prepayment of US$5,000,000.

The Corporation holds a $1,250,000 promissory note receivable that is payable to Alexco on December 31, 2022, bearing interest of 5%.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations (expressed in thousands of Canadian dollars)	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years		After 5 years

Lease liabilities	$4,099	$2,056	$2,043	$	Nil	$	Nil
Revolving credit facility payable	6,252	6,252	Nil		Nil		Nil
Decommissioning and rehabilitation provision (undiscounted basis)	6,470	702	12		538		5,218
Committed Expenditures: Purchase obligations	436	159	212		65		Nil
Total	$17,257	$9,169	$2,267		$603		$5,218

Alexco Resource Corp. ׀ Page 11

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

Share Data

As at the date of this MD&A, the Corporation has 162,724,397 common shares issued and outstanding. In addition, there are outstanding incentive share options exercisable into a further 8,446,818 common shares, warrants to be settled by way of common shares issued from treasury for a further 2,000,000 common shares, restricted share units to be settled by way of common shares issued from treasury for a further 1,100,735 common shares and deferred share units to be settled by way of common shares issued from treasury for a further 894,000 common shares.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements as defined by National Instrument 52-109.

8. EMBEDDED DERIVATIVE ASSET AND FINANCIAL INSTRUMENTS

Embedded Derivative Asset

The fair value of the embedded derivative asset related to the Wheaton SPA was estimated based on the discounted future cash flows using a probability-based dynamic valuation model resulting in a fair value adjustment during the three month periods ended March 31, 2022, of ($5,612,000) (2021 - $3,009,000). The model relies upon inputs from the current mine plan less payable ounces already delivered. The model is updated quarterly for the Corporation’s credit spread, Wheaton’s credit spread, risk-free yield curve, silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile. Management estimates mineral reserves and resources and production profile, based on information compiled and reviewed by management’s experts. Payments from Wheaton are inversely related to the silver price; if, for example, silver prices were to increase or decrease from the current spot and forward prices as at March 31, 2022 by 10% per ounce and all other assumptions remained the same, the approximate derivative asset value would be $14,020,000 and $21,398,000, respectively.

The valuation model for the embedded derivative asset related to the Wheaton SPA relies upon inputs from the current mine plan incorporating the payable ounces already delivered. It is also revised for updated studies, mine plans and actual production. The valuation model for the embedded derivative asset is updated quarterly to utilize a probability-based dynamic valuation model as opposed to a static valuation model. As such, the discount rate used and Ag price assumptions being updated quarterly are based on the risk-free yield curve and Ag price forward curve at quarter end.

The following table summarizes the expected stand-alone impact on the embedded derivative asset value based on changes in model inputs:

Dynamic Model Input Change	Expected Impact on Embedded Derivative Asset Value
Ag Price Increase	Decrease
Ag Price Volatility Increase	Decrease
Foreign Exchange: US dollar appreciates compared to CDN dollar	Increase
Risk Free Yield Increase	Decrease

Management expects that changes in the fair value of the embedded derivative asset during production will largely be driven by the risk-free yield curve, Ag price forward curve and production rate. In volatile Ag price environments, the valuation changes to the embedded derivative asset are expected to be material.

Financial Instruments

The Corporation’s financial instruments include its cash and cash equivalents, its restricted cash, its accounts and other receivables, its accounts payable and accrued liabilities, its promissory note receivable, and its investment in marketable securities.

Substantially all the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

Alexco Resource Corp. ׀ Page 12

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

As at March 31, 2022, a total of $2,990,000 of the Corporation’s restricted cash and deposits represents cash collateral posted with a surety company to underwrite surety bonds for security in respect of mine-site reclamation at certain of the Corporation’s mineral properties. The balance of the Corporation’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. The term deposits held as at March 31, 2022 as individual financial instruments carry initial maturity periods of one year or less. They have been classified as investments and accordingly are carried at amortized cost. All term deposits held are investment grade, low risk investments, generally yielding between 0.05% and 0.5% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

The Corporation’s accounts and other receivables as at March 31, 2022 total $3,555,000, and primarily relate to a receivable from a government agency and provisionally priced trade receivables from the Corporation’s offtaker. The Corporation is exposed to credit losses due to the non-performance of its counterparties. The Corporation’s customer for the current reclamation management operations (carried out by ERDC) is a government body and therefore is not considered a material risk. Provisionally priced trade receivables consist of amounts receivable under the Corporation’s offtake agreement. Changes in the fair value of these receivables are recorded as other revenue within mining operations revenue at each period end using quoted forward metals prices obtained from futures exchanges. Provisionally priced trade receivables were recorded at fair value as at March 31, 2022.

The Corporation’s promissory note receivable as at March 31, 2022 totals $1,250,000 and relates to the sale of its former subsidiary business, Alexco Environmental Group (AEG). The Corporation is exposed to credit losses due to the potential non-performance of this counterparty. The maturity date of the promissory note receivable is December 31, 2022, bearing interest of 5% for the duration of this period and payable on maturity. The Corporation considered the expected lifetime credit losses to be nominal as at March 31, 2022.

The carrying amounts of the Corporation’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of investments in marketable securities, provisionally priced trade receivables, and the embedded derivative asset are adjusted to fair value at each balance sheet date. The fair values of all of the Corporation’s financial instruments measured as at March 31, 2022, other than the marketable securities that are included in investments, constitute Level 2 and Level 3 measurements within the fair value hierarchy defined under IFRS. The fair value of the investments in marketable securities constitute Level 1 measurements.

All of the Corporation’s mineral properties, plant and equipment are located in Canada and all of its mining operations occur in Canada. With development recommencing at the Keno Hill Silver District, the Corporation’s exposure to US dollar currency risk increases as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation has not employed any hedging activities in respect of the prices for its payable metals or for its exposure to fluctuations in the value of the US dollar.

9. KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Corporation for the three month periods ended March 31, 2022 and 2021 was as follows:

(expressed in thousands of Canadian dollars)
	Q1 2022	Q1 2021

Salaries and other short-term benefits	$442	$725
Share-based compensation	336	360

	$778	$1,085

10. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Corporation’s significant accounting policies as well as significant judgments and estimates are presented in Notes 3 and 5 of Alexco’s December 31, 2021 annual consolidated financial statements and in Note 4 of Alexco’s March 31, 2022 interim condensed consolidated financial statements.

Alexco Resource Corp. ׀ Page 13

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

11. NON-GAAP MEASURES

The Corporation presents non-GAAP measures, which are not defined in IFRS. A description and calculation of the measures are given below and may differ from similarly named measures provided by other issuers. We disclose these measures because we believe it assists readers in understanding Alexco’s financial position. These measures should not be considered in isolation or used in substitute for other measures prepared in accordance with IFRS.

Adjusted Income (Loss) Before Taxes, Adjusted Net Income (Loss) and Adjusted basic and diluted net income (loss) per common share

The Adjusted Income (Loss) Before Taxes excludes amounts recorded with respect to the fair value adjustment on the embedded derivative asset related to the Wheaton SPA, and within this MD&A is provided before tax, net of tax and on a per-share basis (see Adjusted Net Income (Loss) and Adjusted basic and diluted net income (loss) per common share). These measures are used by management to facilitate comparability between periods, and are believed to be relevant to external users for the same reason. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

These measures are reconciled to Income (Loss) Before Taxes from the interim condensed consolidated statements of income (loss) and comprehensive income (loss) for Q1 2022 and Q1 2021. Adjusted basic and diluted net income (loss) per common share has been calculated using the same weighted average number of common shares outstanding included in the interim condensed consolidated statements of income (loss) and comprehensive income (loss) for Q1 2022 and Q1 2021. The reconciliation for Q1 2022 and Q1 2021 is as follows:

(expressed in thousands of Canadian dollars, except per share amounts)	Q1 2022	Q1 2021

Income (Loss) Before Taxes	$(11,753)	$4,374
Subtract:
Gain (loss) on embedded derivative asset	(5,612)	3,009

Adjusted Income (Loss) Before Taxes	(6,141)	1,365

Income Tax Provision (Recovery)	(437)	215

Adjusted Net Income (Loss)	$(5,704)	$1,150

Adjusted basic and diluted net income (loss) per common share	$(0.04)	$0.01

Net Working Capital

Consolidated net working capital comprises those components of current assets and liabilities which support and result from the Corporation’s ongoing running of its current operations. It is provided to give a quantifiable indication of the Corporation’s short-term cash generation ability and business efficiency. As a measure linked to current operations and sustainability of the business, net working capital includes: cash and cash equivalents, accounts and other receivables, inventories, prepaid expenses and other, and promissory note receivable, less accounts payable and accrued liabilities, current lease liabilities, and revolving credit facility payable. Excluded components are current portion of embedded derivative asset, flow-through share premium and other current liabilities.

12. DISCLOSURE CONTROLS AND PROCEDURES

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under National Instrument 52-109, management advises that there have been no significant changes in the Corporation’s internal control over financial reporting during Q1 2022 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Alexco Resource Corp. ׀ Page 14

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

13. RISK FACTORS

Refer to Section 7 for a discussion of the Corporation’s liquidity risk. There have been no other material changes to the risk factors set forth in Alexco’s Annual Information Form for the year ended December 31, 2021. Risk factors identified by the Corporation, as well as risks not currently known to the Corporation or that the Corporation currently deems to be immaterial, could materially affect the Corporation's future business, financial condition, results of operations, earnings and prospects, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Readers are encouraged to review other specific risk factors which are discussed elsewhere in this MD&A, as well as in the Corporation’s consolidated financial statements for the year ended December 31, 2021 (under the headings “Description of Business, Nature of Operations, and COVID-19 Impacts”, “Summary of Significant Accounting Policies” and “Financial Instruments” and elsewhere within that document) and the list of risk factors identified by the Corporation in the Corporation’s Annual Information Form for the year ended December 31, 2021.

14. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to additional capital requirements to fund further exploration and development work on the Corporation's properties, future remediation and reclamation activities, future mineral exploration, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve and Mineral Resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting timelines, requirements for additional capital and sources, uses of funds, and the Corporation’s ability to successfully withstand the impact of the COVID-19 pandemic. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of exploration, development and mining activities; inability of the Corporation to finance the development of its mineral properties; uncertainty of capital costs, operating costs, production and economic returns; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Corporation’s mineral deposits; possible variations in resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; the Corporation’s need to attract and retain qualified management and technical personnel; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; risks related to governmental regulation, including environmental regulation; delays or inability of the Corporation in obtaining governmental approvals necessary to develop and operate mines on the Corporation’s properties; inability of the Corporation to obtain additional financing needed to fund certain contingent payment obligations on reasonable terms or at all; variations in interest rates and foreign exchange rates; and the impact of COVID-19 and the instability thereof, including disruption or delay of exploration and mining activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing may be needed to fund certain contingent payment obligations to Wheaton; (2) additional financing needed for the capacity related refund under the SPA with Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the interim condensed consolidated financial statements for the three months ended March 31, 2022; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PFS; (7) the actual nature, size and grade of its Mineral Reserves and Mineral Resources are materially consistent with the Mineral Reserve and Mineral Resource estimates reported in the supporting technical reports, including the PFS; (8) labour and other industry services will be available to the Corporation at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered as the Keno Hill project is developed. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under the headings “Critical Accounting Policies, Estimates and Judgments” and “Risk Factors”.

Alexco Resource Corp. ׀ Page 15

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Alexco Resource Corp. ׀ Page 16

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

15. SUMMARY OF MINERAL RESERVE AND RESOURCE ESTIMATES

The following tables sets forth the estimated Probable Mineral Reserves and Mineral Resources for the Corporation’s mineral properties within the KHSD as outlined in the Technical Report filed under NI 43-101 on SEDAR on May 26, 2021, and further described in the press release dated May 26, 2021 entitled, “Alexco Announces 22% Increase to Silver Reserves; Updated Technical Report Demonstrates Robust Economics at Keno Hill”, and as further described in the press release dated January 18, 2022 entitled, “Alexco Reports 43% Expansion of Bermingham Indicated Resource to 47 Million Ounces of Silver at 939 Grams per Tonne; Remains Open”:

Summary of Mineral Reserves Estimates

Deposit2,3	Category	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Contained Metal
							Ag (000 oz)	Au (000 oz)	Pb (M Ibs)	Zn (M Ibs)
Bellekeno[1]	Proven	-	-	-	-	-
	Probable	12,809	936	13.00	7.30	0	385	0	4	2
Bellekeno Surface Stockpile[1]	Proven
	Probable	3,397	1150	21.70	4.50	0	126	0	2	0
Lucky Queen	Proven	-	-	-	-	-	-		-	-
	Probable	70,648	1,269	2.71	1.56	0.13	2,883	0	4	2
Flame and Moth	Proven	-	-	-	-	-	-		-	-
	Probable	721,322	672	2.69	6.21	0.49	15,590	11	43	99
Bermingham	Proven	-	-	-	-	-	-		-	-
	Probable	630,173	899	2.26	1.30	0.13	18,209	3	31	18
Total	Proven	-	-	-	-	-	-		-	-
	Probable	1,438,349	804	2.64	3.84	0.31	37,193	14	84	122

Notes:

1.       Mineral Reserves reported herein are dated May 26, 2021 and do not include depletion since that time.

2.       The Mineral Reserves are based on an NSR cutoff value using estimated metallurgical recoveries, assumed metal prices and smelter terms, which include payable factors, treatment charges, penalties, and refining charges

3.       Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces

4.       The Bellekeno, Lucky Queen, Flame & Moth and Bermingham deposits are incorporated into the current mine plan supported by disclosure in the news release dated May 26, 2021 entitled “Alexco Announces 22% Increase to Silver Reserves; Updated Technical Report Demonstrates Robust Economics at Keno Hill”.

5.       Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

Alexco Resource Corp. ׀ Page 17

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

Summary of Indicated and Inferred Resource Estimates

Category	Deposit	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Indicated	Bellekeno	213,000	620	n/a	5.5%	5.5%	4,246,000
	Lucky Queen	132,300	1,167	0.2	2.4%	1.6%	4,964,000
	Flame & Moth	1,679,000	498	0.4	1.9%	5.3%	26,883,000
	Onek	700,200	191	0.6	1.2%	11.9%	4,300,000
	Bermingham	1,562,700	939	0.2	2.6%	1.7%	47,210,000
Total Indicated		4,287,200	635	0.3	2.2%	5.0%	87,603,000
Inferred	Bellekeno	302,000	359	n/a	2.5%	5.4%	3,486,000
	Lucky Queen	257,900	473	0.1	1.0%	0.8%	3,922,000
	Flame & Moth	365,200	356	0.3	0.5%	4.3%	4,180,000
	Onek	285,100	118	0.4	1.2%	8.3%	1,082,000
	Bermingham	843,400	735	0.2	2.0%	1.3%	19,930,000
Total Inferred		2,053,600	494	0.2	1.6%	3.3%	32,600,000

Notes:

1.       All Mineral Resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) of NI 43-101.

2.       Indicated Mineral Resources are inclusive of Probable Mineral Reserves estimates.

3.       Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.

4.       The Mineral Resource estimates comprising Lucky Queen and Flame & Moth, and Onek are supported by disclosure in the news release dated May 26, 2021 entitled “Alexco Announces 22% Increase to Silver Reserves; Updated Technical Report Demonstrates Robust Economics at Keno Hill”.

5.       The Mineral Resource estimate for the Bermingham deposit is supported by disclosure in the news release dated January 18, 2022 entitled “Alexco Reports 43% Expansion of Bermingham Indicated Resource to 47 Million Ounces of Silver at 939 Grams per Tonne; Remains Open” and the Mineral Resource estimate has an effective date of November 30, 2021.

6.       The Mineral Resource estimate for the Lucky Queen, Flame & Moth and Onek deposits have an effective date of January 3, 2017.

7.       The Mineral Resource estimate for the Bellekeno deposit is based on an internal Mineral Resource estimate completed by Alexco Resource Corp. and externally audited by SRK Consulting Inc., having an effective date of January 01, 2021. This Mineral Resource estimate has been depleted to reflect all mine production from Bellekeno to the end of December 2020.

Summary of Historical Resource Estimates

		Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Historical Resources	Silver King[1,2]
	Proven, probable and indicated	99,000	1,354	n/a	1.6%	0.1%	4,310,000
	Inferred	22,500	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.     Historical resources for Silver King were estimated by UKHM, as documented in an internal report entitled “Mineral Resources and Mineable Ore Reserves” dated March 9, 1997. The historical resources were estimated based on a combination of surface and underground drill holes and chip samples taken on the vein and calculated using the polygonal (block) model and the 1997 CIM definitions for resource categories. Verification of the estimate would require new drill holes into a statistically significant number of the historical resource blocks and/or a combination of on-vein sampling. A Qualified Person (as defined by NI 43-101) has not done sufficient work to classify this estimate of historical resources as current Mineral Resources or Mineral Reserves, nor is Alexco treating this historical estimate as current Mineral Resources or Mineral Reserves.

2.     The disclosure regarding the summary of historical Mineral Resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent and a Qualified Person as defined by NI 43-101.

Alexco Resource Corp. ׀ Page 18

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

16. TECHNICAL DISCLOSURE CAUTIONARY NOTE TO U.S. INVESTORS - INFORMATION CONCERNING PREPARATION OF RESOURCE ESTIMATES

The material scientific and technical information in respect of Alexco’s Keno Hill Silver District project in the MD&A, unless otherwise indicated, is based upon the information contained in the PFS. Readers are encouraged to read the PFS, which is available under the Corporation’s profile on SEDAR, for detailed information concerning KHSD. All disclosure contained in this MD&A regarding the Mineral Reserves and Mineral Resource estimates and economic analysis on the property is fully qualified by the full disclosure contained in the PFS.

A production decision which is made without a feasibility study of Mineral Reserves demonstrating economic and technical viability carries additional potential risks which include, but are not limited to, the risk that additional detailed work may be necessary with respect to mine design and mining schedules, metallurgical flow sheets and process plant designs, and the noted inherent risks pertaining to the inclusion of approximately 2% Inferred Mineral Resources (as defined herein) in the mine plan.

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. As a result, the Corporation reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43 101”). NI 43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S K 1300”) under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the multi-jurisdictional disclosure system of the Exchange Act, the Corporation is not subject to the requirements of S K 1300. Any mineral reserves and mineral resources reported by the Corporation in accordance with NI 43 101 may not qualify as such under or differ from those prepared in accordance with S K 1300. Accordingly, information included or incorporated by reference in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S K 1300.

Additional Information

Additional information relating to Alexco, including Alexco’s Annual Information Form for the year ended December 31, 2021 can be found on the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at www.alexcoresource.com and the Edgar website at www.sec.gov.

Alexco Resource Corp. ׀ Page 19